June 2011
Pricing Sheet dated June 24, 2011 relating to
Preliminary Pricing Supplement No. 815 dated May 25, 2011
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Annual Interest Notes due June 29, 2016 Based on the Performance of a Basket of Twenty Stocks
PRICING TERMS – JUNE 24, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$1,466,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	June 24, 2011
Original issue date:	June 29, 2011 (3 business days after the pricing date)
Maturity date:	June 29, 2016
Basket:	Issuer of Basket Stock	Ticker Symbol	Exchange	Basket Stock Weighting	Initial Stock Price
	Abbott Laboratories	ABT	NYSE	5%	$51.75
	Altria Group, Inc.	MO	NYSE	5%	$26.79
	Bristol-Myers Squibb Company	BMY	NYSE	5%	$28.93
	Consolidated Edison, Inc.,	ED	NYSE	5%	$52.40
	Duke Energy Corporation	DUK	NYSE	5%	$18.51
	FirstEnergy Corp.	FE	NYSE	5%	$43.05
	Frontier Communications Corporation	FTR	NYSE	5%	$7.87
	Johnson & Johnson	JNJ	NYSE	5%	$65.06
	Kraft Foods Inc.	KFT	NYSE	5%	$34.60
	Lockheed Martin Corporation	LMT	NYSE	5%	$79.20
	McDonald’s Corporation	MCD	NYSE	5%	$81.84
	Merck & Co., Inc.	MRK	NYSE	5%	$34.55
	Pepco Holdings, Inc.	POM	NYSE	5%	$19.18
	Pfizer Inc.	PFE	NYSE	5%	$20.08
	Pitney Bowes Inc.	PBI	NYSE	5%	$22.12
	PPL Corporation	PPL	NYSE	5%	$27.08
	Sysco Corporation	SYY	NYSE	5%	$30.76
	TECO Energy, Inc.	TE	NYSE	5%	$18.50
	Verizon Communications Inc.	VZ	NYSE	5%	$36.00
	Windstream Corporation	WIN	NYSE	5%	$13.04
Payment at maturity:	The payment due per note at maturity will be the stated principal amount and the applicable contingent interest payment relating to the final valuation date, if any.
Contingent interest payment:	On each interest payment date, we will pay with respect to each note a contingent interest payment, if any, equal to $1,000 times the contingent interest rate.
Contingent interest rate:	The sum of the products of (i) 5% and (ii) the stock performance of each basket stock on the applicable valuation date; provided that, the contingent interest rate will not be less than 0%.
Stock performance:
The stock performance for each basket stock, with respect to each valuation date, will be calculated as follows:
●  if the current stock price is greater than or equal to the initial stock price, a percentage equal to 11% (the “fixed stock return”).
●  if the current stock price is less than the initial stock price, a percentage equal to the greater of (A) the stock return and (B) -20% (the “stock return floor”)

Stock return:	(current stock price – initial stock price) / initial stock price
Initial stock price:	For each basket stock, the closing price for such basket stock on the pricing date as set forth under “Basket – Initial Stock Price” above.
Current stock price:	For each basket stock, the closing price for such basket stock on the applicable valuation date times the adjustment factor for such basket stock on such date.
Adjustment factor:	With respect to each basket stock, 1.0 subject to adjustment in the event of certain corporate events affecting such basket stock.
Valuation dates:
June 25, 2012, June 24, 2013, June 24, 2014, June 24, 2015 and June 24, 2016, each such date scheduled to occur three business days prior to the related interest payment date.  We also refer to June 24, 2016 as the final valuation date.  Each valuation date is subject to postponement due to non-trading days and certain market disruption events.

Interest payment dates:
June 29, 2012, June 29, 2013, June 29, 2014, June 29, 2015 and the maturity date; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	617482UR3 / US617482UR37
Agent:
Morgan Stanley & Co. LLC, a wholly owned subsidiary of Morgan Stanley.  For additional information, see “Description of Notes––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per Note	$1,000	$35	$965
Total	$1,466,000	$51,310	$1,414,690
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $970 per note.
(2)
Selected dealers and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $35 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note.  For additional information, see “Description of Notes––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 815 dated May 25, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.